EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1. Name and Address of Company

Mogo Inc. (the "Company" or "Mogo")

2100 – 401 West Georgia Street

Vancouver, British Columbia

V6B 5A1

Item 2. Date of Material Change

May 4, 2021

Item 3. News Release

A news release was disseminated on May 5, 2021 via BusinessWire.

Item 4. Summary of Material Change

On May 4, 2021, Mogo closed its previously announced acquisition of Moka Financial Technologies Inc. ("Moka"), in an all-stock transaction pursuant to the terms of a definitive share exchange agreement (the "Share Exchange Agreement") entered into by Mogo, Moka and all of the shareholders of Moka (the "Vendors").

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On May 4, 2021, Mogo closed its previously announced acquisition of Moka, in an all-stock transaction pursuant to the terms of the Share Exchange Agreement entered into by Mogo, Moka and the Vendors. Pursuant to the terms of the Share Exchange Agreement, Mogo has acquired all of the issued and outstanding shares of Moka (the “Acquisition”) in exchange for the issuance of 4,999,991 common shares of Mogo (the “Mogo Consideration Shares”) to the Vendors. All of the Mogo Consideration Shares issued pursuant to the Acquisition are subject to a four-month statutory hold and a six-month escrow restriction from the date of closing, with additional escrow and vesting restrictions for certain Moka employees and shareholders.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Gregory Feller, the President and Chief Financial Officer of the Company is knowledgeable about the material change described above. His business telephone number is 1-800-980-6646.

Item 9. Date of Report

May 11, 2021

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